UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

SOUFUN HOLDINGS LIMITED
(Name of Issuer)

Class A Ordinary Shares, Par Value HK$1.00 Per Share (“Class A Ordinary Shares”)
(Title of Class of Securities)

836034108**
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b) ☑ Rule 13d-1(c)*** ☑ Rule 13d-1(d)****
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing four Class A Ordinary Shares.  No CUSIP has been assigned to the Class A Ordinary Shares.

***Chi Sing Ho’s Schedule 13G filing is filed pursuant to Rule 13d-1(c).

****All reporting persons other than Chi Sing Ho make their respective Schedule 13G filing pursuant to Rule 13d-1(d).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	836034108
1.	Names of Reporting Persons IDG Technology Venture Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No.	836034108
1.	Names of Reporting Persons International Data Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No.	836034108
1.	Names of Reporting Persons IDG-Accel China Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,344,856 Class A Ordinary Shares(1)
	6.	Shared Voting Power 246,582 Class A Ordinary Shares(2)
	7.	Sole Dispositive Power 5,344,856 Class A Ordinary Shares(1)
	8.	Shared Dispositive Power 246,582 Class A Ordinary Shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,591,438 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Capital Associates L.P., IDG-Accel China Capital GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital Investors L.P. is the record owner of these shares. The Reporting Person and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Capital Investors L.P. and thus share voting and dispositive power with respect to these shares.

(3) Based upon 78,150,568 ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31,2011 filed on April 26, 2012.

CUSIP No.	836034108
1.	Names of Reporting Persons IDG-Accel China Capital Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,344,856 Class A Ordinary Shares(1)
	6.	Shared Voting Power 246,582 Class A Ordinary Shares(2)
	7.	Sole Dispositive Power 5,344,856 Class A Ordinary Shares(1)
	8.	Shared Dispositive Power 246,582 Class A Ordinary Shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,591,438 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these shares is IDG-Accel China Capital L.P. By virtue of being the general partner of IDG-Accel China Capital L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital Investors L.P. is the record owner of these shares. The Reporting Person and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Capital Investors L.P. and thus share voting and dispositive power with respect to these shares.

(3) Based upon 78,150,568 ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31,2011 filed on April 26, 2012.

CUSIP No.	836034108
1.	Names of Reporting Persons IDG-Accel China Capital Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 246,582 Class A Ordinary Shares(1)
	6.	Shared Voting Power 5,344,856 Class A Ordinary Shares(2)
	7.	Sole Dispositive Power 246,582 Class A Ordinary Shares(1)
	8.	Shared Dispositive Power 5,344,856 Class A Ordinary Shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,591,438 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Capital GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital L.P. is the record owner of these shares. The Reporting Person and IDG-Accel China Capital L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Capital L.P. and thus share voting and dispositive power with respect to these shares.

(3) Based upon 78,150,568 ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31,2011 filed on April 26, 2012.

CUSIP No.	836034108
1.	Names of Reporting Persons IDG-Accel China Capital GP Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,591,438 Class A Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,591,438 Class A Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,591,438 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. are the record owners of these shares. By virtue of being the general partner of both IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) Based upon 78,150,568 ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31,2011 filed on April 26, 2012.

CUSIP No.	836034108
1.	Names of Reporting Persons Patrick J. McGovern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.	836034108
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,591,438 Class A Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,591,438 Class A Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,591,438 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. are the record owners of these shares. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Capital GP Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Based upon 78,150,568 ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31,2011 filed on April 26, 2012.

CUSIP No.	836034108
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,591,438 Class A Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,591,438 Class A Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,591,438 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. are the record owners of these shares. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which the Reporting Person and Quan Zhou are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Capital GP Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Based upon 78,150,568 ordinary shares outstanding as of December 31, 2011 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31,2011 filed on April 26, 2012.

Item 1(a).  Name of Issuer

SouFun Holdings Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices

8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue
Xicheng District, Beijing 100044
People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG Technology Venture Investment, Inc.
2.	International Data Group, Inc.
3.	IDG-Accel China Capital L.P.
4.	IDG-Accel China Capital Associates L.P.
5.	IDG-Accel China Capital Investors L.P.
6.	IDG-Accel China Capital GP Associates Ltd.
7.	Patrick J. McGovern
8.	Quan Zhou
9.	Chi Sing Ho

The above persons have agreed that this statement may be filed by IDG Technology Venture Investment, Inc., IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. on behalf of all of them jointly pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern.

IDG-Accel China Capital L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Capital L.P. is IDG-Accel China Capital Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Capital Associates L.P. is IDG-Accel China Capital GP Associates Ltd., a limited liability company incorporated under laws of the Cayman Islands. IDG-Accel China Capital Investors L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Capital Investors L.P. is IDG-Accel China Capital GP Associates Ltd. The directors of IDG-Accel China Capital GP Associates Ltd. are Chi Sing Ho and Quan Zhou.

On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG-Accel China Capital GP Associates Ltd.

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

IDG Technology Venture Investment, Inc.
One Exeter Plaza
Penthouse Suite
Boston, MA 02116
United States of America

Item 2(c).  Citizenship

Patrick J. McGovern and Quan Zhou are citizens of the United States of America. Chi Sing Ho is a citizen of Canada. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital GP Associates Ltd. and IDG-Accel China Capital Investors L.P. are each organized under the laws of the Cayman Islands.

Item 2(d).  Title of Class of Securities

Class A Ordinary Shares, par value HK$1.00 per share (“Class A Ordinary Shares”).

Item 2(e).  CUSIP No.

836034108

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of 5 Percent or Less of a Class

N/A.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A.

Item 8.  Identification and Classification of Members of the Group

N/A.

Item 9.  Notice of Dissolution of Group

N/A.

Item 10.  Certifications

For all reporting persons other than Chi Sing Ho, who make their respective Schedule 13G filing pursuant to Rule 13d-1(d):

N/A.

For Chi Sing Ho, who makes his Schedule 13G filing pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Edward B. Bloom
Name: Edward B. Bloom
Title: Authorized Signatory

IDG-ACCEL CHINA CAPITAL L.P. By: IDG-Accel China Capital Associates L.P., its General Partner By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P. By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G/A in connection with the securities of SouFun Holdings Limited to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investment, Inc., IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 8, 2013

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Edward B. Bloom
Name: Edward B. Bloom
Title: Authorized Signatory

INTERNATIONAL DATA GROUP, INC.
By:	/s/ Patrick J. McGovern
Name: Patrick J. McGovern
Title: Authorized Signatory

IDG-ACCEL CHINA CAPITAL L.P. By: IDG-Accel China Capital Associates L.P., its General Partner By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P. By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P. By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

PATRICK J. MCGOVERN

By:	/s/ Patrick J. McGovern

QUAN ZHOU
By:	/s/ Quan ZHOU

CHI SING HO
By:	/s/ Chi Sing Ho